NO ACT



09001022

PE 1-6-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

January 8, 2009

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-8-09

Re: Wyeth

Dear Ms. Goodman:

This is in regard to your letter dated January 6, 2009 concerning the shareholder proposal submitted by the Sisters of Charity of Saint Elizabeth, Catholic Healthcare West, Trinity Health, Catholic Health Initiatives, and Catholic Healthcare Partners for inclusion in Wyeth's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Wyeth therefore withdraws its December 17, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: The Sisters of Charity of Saint Elizabeth and co-proponents
c/o Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
P.O. Box 475
Convent Station, NJ 07961-0476

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

January 6, 2009

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 98425-00002

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wyeth; Withdrawal of No-Action Request Regarding the Stockholder Proposal of the Sisters of Charity of Saint Elizabeth, Catholic Healthcare West, Trinity Health, Catholic Health Initiatives and Catholic Healthcare Partners;*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

In a letter dated December 17, 2008, we requested that the staff of the Division of Corporation Finance (the "Staff") concur that our client, Wyeth (the "Company"), could properly exclude from its proxy materials for its 2009 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") submitted by the Sisters of Charity of Saint Elizabeth, Catholic Healthcare West, Trinity Health, Catholic Health Initiatives and Catholic Healthcare Partners (collectively, the "Proponents").

Enclosed is a letter transmitted to the Company on December 22, 2008, from Sister Barbara Aires, on behalf of and with the authority of all the Proponents, stating that the Proponents voluntarily withdraw the Proposal. *See* Exhibit A. In reliance on this letter, we hereby withdraw the December 17, 2008 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Exchange Act of 1934. Please do not hesitate to call me at (202) 955-8653 with any questions in this regard.

Sincerely,



Amy L. Goodman

Enclosure

cc: Eileen M. Lach, Wyeth
Sister Barbara Aires, S.C., The Sisters of Charity of Saint Elizabeth
Susan Vickers, RSM, Catholic Healthcare West
Catherine Rowan, Trinity Health
Kevin E. Lofton, Catholic Health Initiatives
Michael D. Connelly, Catholic Healthcare Partners

100581143_1.DOC

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT A


THE SISTERS OF CHARITY
OF SAINT ELIZABETH


RECEIVED
DEC 23 2008
3:20 pm
EILEEN M. LACH


RECEIVED
DEC 23 2008
1:50 pm
BERNARD POUSSOT

December 22, 2008

Mr. Bernard Poussat
President and CEO
Wyeth, Inc.
Five Geraldo Farms
Madison, NJ 07940

Dear Mr. Poussant,

Pursuant to an informative and constructive dialogue with representatives of Wyeth, Inc. and an agreement on further dialogue and information the Company's position on comprehensive healthcare reform, I am hereby authorized by the Sisters of Charity of Saint Elizabeth, Trinity Health, Catholic Healthcare West, Catholic Health Initiatives and Catholic Health Partners to withdraw a resolution entitled, "Healthcare Reform Principles", for inclusion in the in the proxy statement for consideration of the shareholders at the Annual Shareholders Meeting in 2009.

Enclosed is a copy of my letter to the Securities and Exchange Commission.

Sincerely

Sister Barbara Aires

Sister Barbara Aires
Coordinator of Corporate Responsibility

cc: Securities and Exchange Commission

SBA/eg



973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCNJ.ORG


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

RECEIVED
DEC 23 2008
3:20 pm
EILEEN M. LACH

RECEIVED
DEC 23 2008
1:50 pm
BERNARD POUSSOT

December 22, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Madam/Sir:

Pursuant to an informative and constructive dialogue with representatives of Wyeth, Inc., and an agreement on further dialogue and information on the Company's positions on comprehensive healthcare reform, I am authorized by the Sisters of Charity of Saint Elizabeth to withdraw a resolution entitled, "Healthcare Reform Principles" for inclusion in the 2009 proxy statement for consideration of the shareholders.

Enclosed is a copy of my letter to Mr. Bernard Poussat, President and CEO of Wyeth, Inc.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires
Coordinator of Corporate Responsibility

Enc.

SBA/eg



973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

BAIRES@SCNJ.ORG

Eileen Lach - Re: Conference call/ response.

From: Catherine Rowan <rowan@bestweb.net>
To: Eileen Lach <LACHE@wyeth.com>
Date: 12/22/2008 11:44:36 AM
Subject: Re: Conference call/ response.
CC: B Aires <baires@scnj.org>

Dear Eileen,

I agree with the process Sister Barbara and you have developed.

thanks,

Cathy

--
Catherine Rowan
Socially Responsible Investment Consultant, Trinity Health
766 Brady Ave. Apt. 635
Bronx, NY 10462
718-822-0820
718-504-4787 (fax)
rowan@bestweb.net

Yes, that would be fine. If we could receive an e-mail from the representatives cc'd on your e-mail that they concur with the process, we'd appreciate it.

Thank you.

Very truly yours,
Eileen Lach

Eileen M. Lach
Vice President, Corporate Secretary and Associate General Counsel
Wyeth
Telephone: 973-660-6073/6112
Facsimile: 973-660-7538/5271
Email: LACHE@wyeth.com

>>> "B Aires" <baires@scnj.org> 12/22/2008 11:31 AM >>>
As some of my colleagues are traveling,
they have authorized me to name each
Institution in my withdrawal letter to you and the SEC.
It may be hard to locate them. Will you accept this., other
companies do accept this.?

Barbara Aires
Sisters of Charity of Saint Elizabeth
PO Box 476

Eileen Lach - RE: Conference call/ response.

From: "Vickers, Susan - SF" <Susan.Vickers@chw.edu>
To: "Eileen Lach" <LACHE@wyeth.com>
Date: 12/22/2008 12:09:44 PM
Subject: RE: Conference call/ response.
CC: <baires@scnj.org>

Dear Eileen,

I concur with the process you and Sr. Barbara have developed.

Susan

Susan Vickers, RSM
VP Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
415 438 5511 *Direct*
415 591 2404 *FAX*
Susan.Vickers@chw.edu

From: Eileen Lach [mailto:LACHE@wyeth.com]
Sent: Monday, December 22, 2008 8:37 AM
To: B Aires
Cc: Catherine Rowan; Colleen Scanlon; Vickers, Susan - SF; susansmakos@cinci.rr.com; Margaret Weber
Subject: RE: Conference call/ response.
Importance: High

Yes, that would be fine. If we could receive an e-mail from the representatives cc'd on your e-mail that they concur with the process, we'd appreciate it.

Thank you.

Very truly yours,
Eileen Lach

Eileen M. Lach
Vice President, Corporate Secretary and Associate General Counsel
Wyeth
Telephone: 973-660-6073/6112
Facsimile: 973-660-7538/5271
Email: LACHE@wyeth.com

>>> "B Aires" <baires@scnj.org> 12/22/2008 11:31 AM >>>
As some of my colleagues are traveling,
they have authorized me to name each
institution in my withdrawal letter to you and the SEC.
It may be hard to locate them. Will you accept this., other
companies do accept this.?

Eileen Lach - Conference call/ response.

From: "Scanlon, Colleen" <ColleenScanlon@catholichealth.net>
To: "Eileen Lach" <LACHE@wyeth.com>
Date: 12/22/2008 11:01 PM
Subject: Conference call/ response.
CC: "B Aires" <baires@scnj.org>

On behalf of Catholic Health Initiatives I support the process you and Sr. Barbara Aires described.

Thank you

Colleen Scanlon

Colleen Scanlon, RN, JD
Senior Vice President, Advocacy
Catholic Health Initiatives
1999 Broadway, Suite 2600
(Effective 3/3/08: Suite 4000)
Denver, CO 80202
303-383-2693
Fax: 303-383-2783

From:	"B Aires" <baires@scnj.org>
To:	LACHE@wyeth.com; susansmakos@cinci.rr.com
Date:	Mon, Dec 22, 2008 3:25 PM
Subject:	RE: Conference call/ response.

Thank you.

Barbara Aires
Sisters of Charity of Saint Elizabeth
PO Box 476
Convent Station, NJ 07961-0476
Tel: 973-290-5402
Fax:973-290-5441
e-mail:baires@scnj.org
-----Original Message-----
From: susansmakos@cinci.rr.com [mailto:susansmakos@cinci.rr.com]
Sent: Monday, December 22, 2008 3:18 PM
To: B Aires; Eileen Lach
Cc: Colleen Scanlon; Catherine Rowan; Margaret Weber; Susan - SF Vickers
Subject: RE: Conference call/ response.

Sr Barbara and Eileen-On behalf of Catholic Healthcare Partners, I concur with the process Sr Barbara described.
Susan Makos
---- Eileen Lach <LACHE@wyeth.com> wrote:
> ** High Priority **
>
> Yes, that would be fine. If we could receive an e-mail from the representatives cc'd on your e-mail that they concur with the process, we'd appreciate it.
>
> Thank you.
>
> Very truly yours,
> Eileen Lach
>
> Eileen M. Lach
> Vice President, Corporate Secretary and Associate General Counsel
> Wyeth
> Telephone: 973-660-6073/6112
> Facsimile: 973-660-7538/5271
> Email: LACHE@wyeth.com
>
> >>> "B Aires" <baires@scnj.org> 12/22/2008 11:31 AM >>>
>
> As some of my colleagues are traveling,they have authorized me to name eachinstitution in my withdrawal letter to you and the SEC.It may be hard to locate them. Will you accept this., other companies do accept this.? Barbara AiresSisters of Charity of Saint ElizabethPO Box 476Convent Station, NJ 07961-0476Tel: 973-290-5402Fax:973-290-5441e-mail:baires@scnj.org
>
> From: Eileen Lach [mailto:LACHE@wyeth.com]
> Sent: Monday, December 22, 2008 11:15 AM
> To: B Aires
> Cc: Catherine Rowan; Colleen Scanlon; Susan - SF Vickers;

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 17, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 98425-00002

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of the Sisters of Charity of Saint Elizabeth, Catholic Healthcare West, Trinity Health, Catholic Health Initiatives and Catholic Healthcare Partners*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Wyeth, intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from the Sisters of Charity of Saint Elizabeth, Catholic Healthcare West, Trinity Health, Catholic Health Initiatives and Catholic Healthcare Partners (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Wyeth intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the

Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of Wyeth pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that Wyeth's Board of Directors (the "Board") adopt principles for comprehensive health care reform. Specifically, the Proposal states:

> RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine):
>
> 1. Health care coverage should be universal.
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(10) because Wyeth has substantially implemented the Proposal; and
- Rule 14a-8(i)(7) because the Proposal pertains to Wyeth's ordinary business operations.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(10) Because Wyeth Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. For the reasons set forth below, we ask that the Staff concur that the Proposal may be omitted pursuant to Rule 14a-8(i)(10) because Wyeth has already adopted and published a set of positions and principles which address the essential objective of the Proposal.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management . . . ." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the "1998 Release"); Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983) (the "1983 Release").

The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. *See* 1983 Release; *see also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives). Differences between a company's actions and a proposal are permitted so long as the company's actions satisfactorily address the proponent's underlying concern. *See Masco Corp.* (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications). Further, proposals have been considered substantially implemented where the company implemented part, but not all, of a multi-faceted proposal. *See HCA Inc.* (avail. Feb. 18, 1998) (allowing exclusion of a stockholder proposal as substantially implemented where the company implemented three of the four actions requested).

The Staff recently agreed that a stockholder proposal nearly identical to the Proposal could be excluded under Rule 14a-8(i)(10) because it had been substantially implemented. Specifically, in *UnitedHealth Group Inc. (Recon.)* (avail. Apr. 15, 2008), the proposal asked that UnitedHealth Group's board "adopt principles for health care reform based upon" the same principles reported by the Institute of Medicine that are suggested in the Proposal. The supporting statement submitted to UnitedHealth Group closely tracks the supporting statement provided by the Proponents to Wyeth, and each statistic or quotation that appears in the UnitedHealth Group supporting statement also appears in the supporting statement submitted to Wyeth. In requesting reconsideration by the Staff, UnitedHealth Group stated that the company had substantially implemented the proposal because the company included on its public website a policy statement entitled "Commitment to Universal Access to Essential Health Care." This policy statement states that the company is "guided, in part" by the Institute of Medicine principles, and quotes the principles, along with providing numerous other principles and examples of the company's "commitment and strategies to achieve universal access to health care for all Americans." The Staff granted the reconsideration request and concurred in UnitedHealth Group's view that the proposal could be excluded under Rule 14a-8(i)(10).

Similarly, in the present case, Wyeth has adopted and posted on its publicly available website principles that address the essential objective of the Proposal (collectively, the "Principles"). The Principles are available at http://www.wyeth.com/aboutwyeth/uninsured, and are attached hereto as Exhibit B. The Principles state:

> Wyeth supports universal access to affordable health insurance, including meaningful coverage for prescription medicines with affordable out-of-pocket costs. To solve the problem of the uninsured, we believe that expanding and enhancing market-based health insurance, including coverage for medicines, is the best way to improve affordability and achieve the goal of universal access to health insurance and care. Health care reforms that only address drug costs or prices will not improve access to care or affect the underlying reasons for lack of insurance. Wyeth believes it is critical to develop partnerships and consensus around the key issues and challenges in order to find workable policy solutions to the problem of the uninsured that will both benefit patients and be supported by others in the health care system. Wyeth is committed to supporting patients who have difficulty affording their medications and has a long history of helping uninsured patients in need receive our medications at no cost through the Wyeth Pharmaceutical Assistance Foundation and other programs.

In addition, the webpage containing the Principles includes a link to a more detailed policy position document which describes the problem of the uninsured in America and reiterates Wyeth's commitment to universal access to affordable health insurance (the "Policy Document"). The Policy Document is publicly available at http://www.wyeth.com/irj/servlet/prt/portal/prtroot/com.sap.km.cm.docs/wyeth_html/home/aboutwyeth/shared/Docs/uninsured.pdf, and is attached hereto as Exhibit C.

The Proposal provides several suggestions of comprehensive health care reform principles that Wyeth might adopt, including that health care coverage should be "universal" and "affordable to individuals and families," and that health care strategy should be "affordable and sustainable for society." In this regard, the Principles and Policy Document adopted by Wyeth and made publicly available on its website address the essential objective of the Proposal because they endorse the goal of "universal access to health insurance and care," and "improve[ing] affordability." The Principles and Policy Document also address the necessity of any solution being comprehensive by stating that "[h]ealthcare reforms that only address drug costs or prices will not improve access to care or affect the underlying reasons for lack of insurance." The Policy Document also is a detailed, comprehensive and significant commitment on the part of Wyeth to identify the underlying causes, consequences and potential solutions to the problem of the uninsured in America.

While the Wyeth Principles and Policy Document do not quote verbatim the suggested Institute of Medicine principles, as was the case in *UnitedHealth Group*, the Proposal does not require the adoption of any specific principles, and merely provides the Institute of Medicine's principles as an example. Nevertheless, the Principles address the same essential objective and underlying concern addressed in the Proposal—that Wyeth adopt principles demonstrating its support for universal and affordable health care. Wyeth's substantial implementation of the Proposal by publishing the Principles and Policy Document on its website is analogous to the numerous recent instances in which the Staff has concurred that a company substantially implemented proposals requesting global warming or sustainability reports by already publishing comparable information. For example, in *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008), a proponent requested that the company prepare a "Global Warming Report" and suggested certain topics that could be included in the report. The company pointed to a collection of materials on its website related to climate change, energy efficiency, and the company's various environmental initiatives. While these materials did not specifically address all of the topics that the proposal suggested be covered in the report, the Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(10). *See also Caterpillar Inc.* (avail. Mar. 11, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting the company to prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives); *Honeywell International Inc. (Office of the Comptroller of New York City)* (avail. Feb. 21, 2007); *Raytheon Co.* (avail. Jan. 25, 2006) (each allowing exclusion under Rule 14a-8(i)(10) of a stockholder proposal requesting that the company prepare a sustainability report where the company had already published a report that contained information relating to sustainability).

For these reasons, we believe that the Principles and the Policy Document substantially implement the essential objective of the Proposal, and the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).

II. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Pertains to Wyeth's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." 1998 Release.

In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day to day basis" that they cannot be subject to direct stockholder oversight. Examples of such tasks cited by the Commission are "management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In 2007, Wyeth was asked by the Proponents to include a proposal substantially similar to the Proposal (the "2007 Proposal") in its proxy materials for its 2008 Annual Meeting of Stockholders. The Staff concurred with our view that the 2007 Proposal was excludable under Rule 14a-8(i)(7) because it related to employee benefits and therefore pertained to Wyeth's ordinary business operations. *See Wyeth* (avail. Feb. 25, 2008). While the text of the Proposal is identical to the 2007 Proposal, there are some differences in the content of the two supporting statements. Specifically, the supporting statement submitted with the Proposal this year does not contain a request for the Board to report annually about how it is implementing the health care principles it recommends. However, the Proponents' objective clearly remains the same: to urge the Board to adopt a set of suggested health care reform principles. For the reasons addressed below, we continue to believe that the Proposal is excludable because it relates to Wyeth's ordinary business operations.

There are significant health care aspects of Wyeth's business operations that could be affected by any principles for "comprehensive health care reform" that Wyeth might be required to adopt under the Proposal, and taking positions on issues such as health care reform is part of, and affects, our ordinary business. For example, Wyeth has made substantial investments in its own health care operations and currently develops, manufactures, distributes, and sells pharmaceuticals, biotechnology products, vaccines and nutrition products, as well as over-the-counter health care products. Wyeth is involved in research and development activities focused on discovering, developing and bringing to market new products to treat and/or prevent serious health care problems. In addition Wyeth has approximately 47,500 employees throughout the world. As an employer offering both employee and retiree health benefits, Wyeth is a significant health care consumer.

The Staff routinely has concluded that proposals dealing with matters relating to employee benefits are properly excludable in reliance on Rule 14a-8(i)(7). Although the Proposal is framed broadly, as the adoption of "principles," any company-endorsed principles which implicate health care coverage will necessarily impact the decisions that Wyeth makes with respect to the health care benefits it chooses to provide its employees. The design, maintenance, and administration of health care coverage are an integral part of a company's ordinary business operations. In its day-to-day administration of employee benefits, Wyeth determines the coverage and applicable eligibility requirements for employees, retirees and others. Decisions that could impact the nature of health care coverage provided to Wyeth employees are best left to those who handle such decisions on a daily basis. Moreover, Wyeth's own principles on universal access to health insurance, embodied in the Principles and Policy Document discussed above, note Wyeth's position that a "market-based" approach to health insurance "is the best way to improve affordability and achieve the goal of universal access to health insurance and care." Any such market-based approach will require Wyeth and other private employers to make decisions regarding the provision of health care benefits to their employees. Therefore, Wyeth's own implementation of health care reform principles demonstrates that these principles affect the administration of employee benefits.

Recently, in both *Wyeth* (avail. Feb. 25, 2008) and *CVS Caremark Corp.* (avail. Jan. 31, 2008), the Staff concurred that proposals substantially similar to the Proposal could be properly excluded because they related to the companies' ordinary business operations (*i.e.*, employee benefits). We are aware that in 2008 there also were several companies who were not successful in excluding identical proposals on Rule 14a-8(i)(7) grounds. *See, e.g., The Boeing Co.* (avail. Feb. 5, 2008); *United Technologies Corp.* (avail. Jan. 31, 2008). This disparity in outcomes appears to be attributable to the fact that the supporting statements submitted by the respective proponents in *Wyeth* and *CVS Caremark Corp.* contained an additional request for the boards of those companies to report on the implementation of the health care reform principles. We believe that the omission of this request does not turn a proposal relating to ordinary business matters into one that is not excludible on this basis. Whether or not Wyeth is asked to report on its progress in implementing the Principles does not change the fact that the Proposal deals with health care, probably one of the most important, and costly, benefits that Wyeth provides its employees. Thus, we continue to believe that the Proposal—the text of which has not been altered from the 2007 Proposal—remains excludable as relating to ordinary business matters, specifically employee benefits.

The Staff also has determined on several occasions that stockholder proposals concerning health care benefits and health insurance costs are excludable as relating to ordinary business operations, specifically employee benefits. For example, in *Target Corp.* (avail. Feb. 27, 2007), the proposal requested a report on "the implications of rising health care expenses and how [the company] is positioning itself to address this issue without compromising the health and productivity of its workforce." The proposal, which the Staff concurred could be excluded under Rule 14a-8(i)(7) as relating to employee benefits, discussed extensively the rising cost of health care and its effect on the company's actions with respect to employee benefits. Similarly, the supporting statement here discusses the adverse effect on stockholder value caused by rising health care costs, and how these costs lead companies to shift costs to employees. *See also General Motors Corp.* (avail. Apr. 11, 2007) (permitting the exclusion of a similar proposal under Rule 14a-8(i)(7)); *International Business Machines Corp.* (avail. Jan. 13, 2005) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on the competitive impact of rising health insurance costs, including information regarding policies that the board has adopted, or is considering, to reduce such costs); *PepsiCo, Inc. (United Brotherhood of Carpenters)* (avail. Mar. 7, 1991) (permitting the exclusion of a stockholder proposal, noting that "decisions relating to the evaluation of employee health and welfare plans are matters involving the [c]ompany's ordinary business operations").

In addition to concurring in exclusion of the Proponents' 2007 Proposal, the Staff has recognized that stockholder proposals similar to the Proposal involve ordinary business matters. For example, in *General Motors Corp.* (avail. Mar. 24, 2005), the Staff concurred that the company could exclude under Rule 14a-8(i)(7) a stockholder proposal requesting the formation of a "directors committee to develop specific reforms for the health cost problem" because it related to "employee benefits." Here, the Proposal requests that the Board develop "principles for comprehensive health care reform," which is similar to the request in the proposal in *General Motors* for the "directors committee to develop specific reforms."

For these reasons, the Proposal is excludable under Rule 14a-8(i)(7) as implicating Wyeth's ordinary business operations because it relates to employee benefits.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Wyeth excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Eileen M. Lach, Wyeth's Vice President, Corporate Secretary and Associate General Counsel, at (973) 660-6073.

Sincerely,



Amy L. Goodman

ALG/als
Enclosures

cc: Eileen M. Lach, Wyeth
Sister Barbara Aires, S.C., The Sisters of Charity of Saint Elizabeth
Susan Vickers, RSM, Catholic Healthcare West
Catherine Rowan, Trinity Health
Kevin E. Lofton, Catholic Health Initiatives
Michael D. Connelly, Catholic Healthcare Partners

100571319_9.DOC

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT A


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

RECEIVED
NOV 1 3 2008
2:44 p.m.
EILEEN M. LACH

RECEIVED
NOV 1 3 2008
2:08 pm
ROBERT ESSNER

November 9, 2008

Mr. Robert Essner, CEO
Wyeth, Inc.
Five Giralda Farms
Madison, New Jersey 07940

Dear Mr. Essner,

The Sisters of Charity of Saint Elizabeth continue to be deeply committed to our work to increase access to medicine particularly for the millions of un-insured and underinsured and to protect shareholder value by encouraging meaningful reform in our national healthcare system. Therefore, the Sisters of Charity of Saint Elizabeth request that the Board of Directors endorse principles for comprehensive health care as in the attached proposal.

I have been authorized by the Sisters of Charity of Saint Elizabeth to notify you of our intention to file this resolution for consideration by the stockholders at the annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

The Sisters of Charity of Saint Elizabeth are the beneficial owners of at least 500 shares of stock. Under separate cover you will receive proof of ownership. We will retain shares through the annual meeting.

If you should, for any reason, desire to oppose the adoption of the proposal by the stockholders, please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal, as required by the aforesaid rules and regulations.

We welcome dialogue on this important issue.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility

SBA/an



BAIRES@SCNJ.ORG

973-290-5402
973-290-5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine):

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently, polls show that access to affordable, comprehensive health care insurance is one of the most significant social policy issues in America (NBC News/*Wall Street Journal*, USA Today/Gallup and *The New York Times*/CBS News).

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing over 150 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 45.7 million Americans without health insurance results in higher costs for Wyeth and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse effect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe that adopting principles for health care reform will help guide our Company in responding to this significant social policy issue. We ask shareholders to support this resolution.


THE SISTERS OF CHARITY
OF SAINT ELIZABETH

November 9, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Dear Madam/Sir:

Enclosed is a copy of the stockholder's resolution and accompanying statement which we, as stockholders in Wyeth, Inc., have asked to be included in the 2008 proxy statement.

Also, enclosed is a copy of the cover letter Mr. Robert Essner, CEO of Wyeth, Inc.

Sincerely,

Sister Barbara Aires

Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility

Encs.

SBA/an



SAIRES@SCNJ.ORG

973.290.5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

Five Giralda Farms
Madison, NJ 07940

Eileen M. Lach
Vice President and Corporate Secretary
973 660 6073 tel
973 660 7638 fax
lache@wyeth.com

Wyeth

November 19, 2008

VIA FEDEX AND FACSIMILE (973-290-5441)

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
2 Convent Road
Morristown, NJ 07961-0476

Dear Sister Barbara:

On November 13, 2008, Wyeth (the "Company") received a stockholder proposal from The Sisters of Charity of Saint Elizabeth (the "Proponent") entitled "Health Care Reform Principles" for consideration at the Company's 2009 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. Although we have tried to verify that the Proponent is a registered stockholder of the Company, we have been unable to confirm the Proponent's stock ownership through the Company's transfer agent. In addition, to date, we have not received proof that the Proponent has satisfied Rule 14a-8(b)'s ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must provide sufficient proof of the Proponent's ownership of the requisite number of Company shares as of the date the Proponent submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level.

The SEC's rules require that the Proponent's response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Wyeth, Five Giralda Farms, Madison, NJ 07940. Alternatively, you may send your response to me via facsimile at (973) 660-7538 or via e-mail at lache@wyeth.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (973) 660-6073. For your reference, I enclose a copy of Rule 14a-8.

Very truly yours,



Eileen M. Lach

EML/jmh
Enclosure

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Ashfield
CAPITAL PARTNERS

750 Battery Street, Suite 600
San Francisco, CA 94111

MAIN 415 391-4747
FAX 415 391-1234
www.ashfield.com


RECEIVED
NOV 20 2008
1:20 pm
BERNARD POUSSOT

November 10, 2008

Mr. Robert Essner
Chief Executive Officer
Wyeth, Inc
Five Giralda Farms
Madison, New Jersey 07940

RE: The Sisters of Charity of Saint Elizabeth

Dear Mr. Essner,

This letter along with the enclosed asset detail shall serve as proof of beneficial ownership of 500 shares of Wyeth, Inc for The Sisters of Charity of Saint Elizabeth. These shares have been held for one year and will be retained through the annual meeting.

Please feel free to contact me should you need anything further.

Sincerely,

Kelli K. Hill
Portfolio Manager
Ashfield Capital Partners, LLC
415.391.4747

Cc Sister Barbara Aires

Catholic Healthcare West


RECEIVED
NOV 1 2008
10:47 AM
ROBERT ESSNER


RECEIVED
NOV 1 3 2008
11:14 am
EILEEN M. LACH

November 10, 2008

Mr. Robert Essner, CEO
Wyeth, Inc.
Five Giralda Farms
Madison, New Jersey 07940

Dear Mr. Essner,

Catholic Healthcare West continues to be deeply committed to our work to increase access to medicine particularly for the millions of un-insured and underinsured and to protect shareholder value by encouraging meaningful reform in our national healthcare system. Therefore, Catholic Healthcare West along with the Sisters of Charity of Saint Elizabeth request that the Board of Directors endorse principles for comprehensive health care as in the attached proposal.

I have been authorized by Catholic Healthcare West to notify you of our intention to file this resolution for consideration by the stockholders at the annual meeting and I hereby submit it for inclusion in the proxy statement, in accordance with rule 14a-8 of the general rules and regulations of the Securities Act of 1934.

Catholic Healthcare West is the beneficial owner of the requisite number of shares of stock. Proof of ownership is available upon request. We will retain shares through the annual meeting.

We welcome dialogue on this important issue.

Sincerely,

Sr. Susan Vickers, RSM

Susan Vickers, RSM
VP, Community Health

cc: Sr. Barbara Aires, Sisters of Charity of Saint Elizabeth
Julie Wokaty, ICCR

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 telephone
415.438.5724 fax

chwHEALTH.org

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine):

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently, polls show that access to affordable, comprehensive health care insurance is one of the most significant social policy issues in America (NBC *News/Wall Street Journal*, USA Today/Gallup and *The New York Times/CBS* News).

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States *(New York Times,* 8/31/07).

John Castellani, president of the Business Roundtable (representing over 150 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." *(BusinessWeek,* July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 45.7 million Americans without health insurance results in higher costs for Wyeth and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse effect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe that adopting principles for health care reform will help guide our Company in responding to this significant social policy issue. We ask shareholders to support this resolution.

Five Giralda Farms
Madison, NJ 07940

Eileen M. Lach
Vice President and Corporate Secretary
973 660 6073 tel
973 660 7538 fax
lache@wyeth.com

Wyeth

November 19, 2008

VIA FEDEX AND FACSIMILE (415-438-5724)

Sister Susan Vickers, RSM
VP, Community Health
Catholic Healthcare West
185 Berry Street
Suite 300
San Francisco, CA 94107-1739

Dear Sister Susan:

On November 13, 2008, Wyeth (the "Company") received a stockholder proposal from Catholic Healthcare West, as co-sponsor, (the "Proponent") entitled "Health Care Reform Principles" for consideration at the Company's 2009 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. Although we have tried to verify that the Proponent is a registered stockholder of the Company, we have been unable to confirm the Proponent's stock ownership through the Company's transfer agent. In addition, to date, we have not received proof that the Proponent has satisfied Rule 14a-8(b)'s ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must provide sufficient proof of the Proponent's ownership of the requisite number of Company shares as of the date the Proponent submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the

Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level.

The SEC's rules require that the Proponent's response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Wyeth, Five Giralda Farms, Madison, NJ 07940. Alternatively, you may send your response to me via facsimile at (973) 660-7538 or via e-mail at lache@wyeth.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (973) 660-6073. For your reference, I enclose a copy of Rule 14a-8.

Very truly yours,



Eileen M. Lach

EML/jmh
Enclosure

cc: Sister Barbara Aires, SC (The Sisters of Charity of Saint Elizabeth)

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.



Catholic Healthcare West



RECEIVED
NOV 24 2008
EILEEN M. LACH

November 21, 2008

Eileen M. Lach
Vice President & Corporate Secretary
Wyeth Pharmaceuticals
Five Giralda Farms
Madison, NJ 07940

Dear Ms. Lach:

Please find enclosed as requested the proof of stock ownership from Catholic Healthcare West. Catholic Healthcare West will continue to hold ownership of this stock through the scheduled 2009 Shareholder Meeting.

Sincerely,

Sr. Susan Vickers, RSM

Susan Vickers, RSM

VP, Community Health
Catholic Healthcare West

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
415.438.5500 telephone
415.438.5724 fax

chwHEALTH.org



STATE STREET
Everything You Invest In

Erin Rodriguez
Vice President

Institutional Investor Services
444 South Flower, 45th Floor
Los Angeles, California 90071

Telephone 213-362-7371
Facsimile 213-362-7330
eprodriguez@statestreet.com

November 19, 2008

Sr. Susan Vickers
VP Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax 415-591-2404

Re: Stock Verification Letter

Dear Susan:

Please accept this letter as confirmation that Catholic Healthcare West has owned at least 200 shares or $2,000.00 of the following securities from November 10, 2007 November 10, 2008. The November 10, 2008 share positions are listed below:

Security	CUSIP	Shares
Abbott Labs Com	002824100	188,625
Wyeth Com	983024100	93,700

Please let me know if you have any questions.

Regards,



Catherine Rowan

Corporate Responsibility Consultant


RECEIVED
2008
2:13 pm
ROBERT ESSNER


RECEIVED
NOV 13 2008
2:44 p.m.
EILEEN M. LACH

November 12, 2008

Mr. Robert Essner
Wyeth and Company
5 Giralda Farms
Madison, NJ 07940-0874

Dear Mr. Essner,

Trinity Health, with an investment position of over $2000 worth of shares of common stock in Wyeth and Company, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Wyeth is enclosed. Trinity Health has continuously held stock in Wyeth for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

We are hopeful that Wyeth, as a leading pharmaceutical company, will play a positive role in the national effort for universal access to quality health care that is accessible, affordable and provides for accountability and equitable financing for all stakeholders.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement n accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this proposal is Sister Barbara Aires of the Sisters of Charity of St. Elizabeth, New Jersey. We look forward to discussing these concerns at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant representing Trinity Health

enc.

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine):

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently, polls show that access to affordable, comprehensive health care insurance is one of the most significant social policy issues in America (NBC News/*Wall Street Journal*, USA Today/Gallup and *The New York Times*/CBS News).

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing over 150 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 45.7 million Americans without health insurance results in higher costs for Wyeth and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse effect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe that adopting principles for health care reform will help guide our Company in responding to this significant social policy issue. We ask shareholders to support this resolution.

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

11/10/2008

To Whom It May Concern:

Please accept this letter as authentication that as of November 10, 2008, Northern Trust as custodian held for the beneficial interest of Trinity Health 55,847 shares of Wyeth Inc. Common Stock.

Further, please note that Northern Trust Corporation, on behalf of Trinity Health has continuously held at $2000 worth of shares of Wyeth Inc. common stock for over twelve months.

Should you have any questions, please feel free to contact me.

Sincerely,

Lesa McKnight
Second Vice President
The Northern Trust Company
312-557-9137

CATHOLIC HEALTH
INITIATIVES®

1999 Broadway
Suite 4000
Denver, CO
80202

Phone 303.298.9100
Fax 303.298.9690
www.catholichealthinitiatives.org

A spirit of innovation, a legacy of care.

November 13, 2008

Robert Essner, CEO
Wyeth, Inc.
Five Giralda Farms
Madison, NJ 07940-0874

Dear Mr. Essner:

Catholic Health Initiatives is one of the largest Catholic health care systems in the country, spanning 20 states and operating 77 hospitals; 40 long-term care facilities, assisted living facilities and residential units; and several Community Health Services Organizations. As a religiously sponsored organization, Catholic Health Initiatives seeks to reflect its mission, vision and values in its investment decisions.

Catholic Health Initiatives is deeply concerned about the current state of our nation's health care system. The need for health care reform has become a pressing social issue. Corporations actively engage in lobbying efforts on varied public policy issues – health care should be one of them. As shareholders, we believe our Company's Board of Directors should adopt principles for comprehensive health reform and actively work to advance them both internally and externally.

Catholic Health Initiatives is the beneficial owner of approximately 93,355 shares of Wyeth, Inc. common stock. Through this letter we notify the company of our sponsorship of the enclosed resolution. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a sponsor of this resolution in the company proxy statement.

Verification of our ownership of this stock for at least one year is enclosed. We intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution along with other concerned investors including the primary filer, Sr. Barbara Aires, Sisters of Charity of St. Elizabeth of New Jersey. Colleen Scanlon, Senior Vice President, Advocacy will serve as primary contact for Catholic Health Initiatives and can be contacted at 303-383-2693.

Sincerely,

Kevin E. Lofton

Kevin E. Lofton
President and CEO

Attachments

KEL/CS/dm

cc: Sr. Barbara Aires, Sisters of Charity of St. Elizabeth, New Jersey
Julie Wokaty, Interfaith Center on Corporate Responsibility


RECEIVED
NOV 14 2008
BERNARD POUSSOT


RECEIVED
NOV 14 2008
ROBERT ESSNER

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine):

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently, polls show that access to affordable, comprehensive health care insurance is one of the most significant social policy issues in America (NBC News/*Wall Street Journal*, USA Today/Gallup and *The New York Times*/CBS News).

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing over 150 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 45.7 million Americans without health insurance results in higher costs for Wyeth and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse effect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe that adopting principles for health care reform will help guide our Company in responding to this significant social policy issue. We ask shareholders to support this resolution.



BNY MELLON
ASSET SERVICING

November 10, 2008

Ms. Jennifer L. Neppel
Director, Cash & Investments
Catholic Health Initiatives
1999 Broadway
Suite 2605
Denver, CO 80202

Dear Jennifer:

This letter is in response to your request for confirmation that Catholic Health Initiatives currently holds 95,355 shares of WYETH. Catholic Health Initiatives has continuously held these shares of stock for at least one year prior to submission of CHI's letter of proposal and such investment has a market value greater than $2,000.

This security is currently held by The Bank of New York Mellon for Catholic Health Initiatives in our nominee name at the Depository Trust Company and this letter is a statement of The Bank of New York Mellon Corporation as record holder of the above referenced common stock.

Please contact me directly at 412-234-1876 with any questions.

Thank you.

Regards,

Wendy S. Horton

Wendy S. Horton
Asst. Client Service Officer

500 Grant Street, One Mellon Center, Room 1315, Pittsburgh, PA 15258-0001
T 412 234 4100 www.bnymellon.com



CATHOLIC
HEALTHCARE
PARTNERS

615 Elsinore Place
Cincinnati, Ohio
45202

Phone • 513 • 639 • 2800
Fax • 513 • 639 • 2700

November 11, 2008

Robert Essner CEO
Wyeth
Five Giralda Farms
Madison, NJ 07940

VIA FEDERAL EXPRESS and FACSIMILE 973-660-7026

Dear Mr. Essner:

Catholic Healthcare Partners, a Catholic healthcare ministry headquartered in Cincinnati, Ohio has long been concerned not only with the financial returns of its investments, but also (with many other churches and socially concerned investors) with the social and ethical implications of its investments. As background, Catholic Healthcare Partners is one of the largest not-for-profit health systems in the United States and the largest in Ohio. Catholic Healthcare Partners is currently the beneficial owner of shares of Wyeth.

We believe that a commitment to employees, communities and the environment fosters long-term business success. As healthcare providers, we are keenly aware of the challenges in the current health system, including concerns relating to both the cost and quality of care, and we are concerned as well that all persons have access to needed services, irrespective of individual ability to pay. As an employer, we are aware of the economic burden providing health benefits places on all American businesses. As long term shareholders, we believe it is in the interests of this company to ensure all Americans have access to healthcare that is affordable and provided equitably.

Catholic Healthcare Partners is therefore co-filing with the Sisters of Charity of St Elizabeth the enclosed shareholder proposal for adoption of principles of comprehensive health reform for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Catholic Healthcare Partners has been a shareholder for more than one year and will continue to invest in at least the requisite number of shares for proxy resolutions through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules. Please direct all future correspondence on behalf of Catholic Healthcare Partners to Susan Smith Makos, SRI Advisor, 4776 South Lake Drive, Boynton Beach, FL 33436.

Along with the primary filer, we welcome dialogue with you on this important issue.

Sincerely,

Michael D. Connelly

Michael D. Connelly
President & CEO
Catholic Healthcare Partners
Encl. Resolution Text and Verification of Ownership
c: Interfaith Center for Corporate Responsibility
Sr Barbara Aires, SC, Sisters of Charity of St Elizabeth

RECEIVED
NOV 14 2008
BERNARD POUSSOT

RECEIVED
NOV 14 2008
10:45 AM
ROBERT ESSNER

HEALTH CARE REFORM PRINCIPLES

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine):

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Consistently, polls show that access to affordable, comprehensive health care insurance is one of the most significant social policy issues in America (NBC *News/Wall Street Journal*, USA Today/Gallup and *The New York Times/CBS* News).

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States *(New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing over 150 of the country's largest companies), states that 52% of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." *(BusinessWeek*, July 3, 2007). The National Coalition on Health Care (whose members include 75 of the United States' largest publicly-held companies, institutional investors and labor unions), also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

Annual surcharges as high as $1160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Consequently, we shareholders believe that the 45.7 million Americans without health insurance results in higher costs for Wyeth and other U.S. companies providing health insurance to their employees.

In our view, increasing health care costs have focused growing public awareness and media coverage on the plight of active and retired workers struggling to pay for medical care. Increasing health care costs leads companies to shift costs to employees. This can reduce employee productivity, health and morale. We also believe rising healthcare costs borne by the company have an adverse effect on shareholder value.

Supporting Statement

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued its principles for reforming health insurance coverage in Insuring America's Health: Principles and Recommendations (2004). We believe that adopting principles for health care reform will help guide our Company in responding to this significant social policy issue. We ask shareholders to support this resolution.

Five Giralda Farms
Madison, NJ 07940

Eileen M. Lach
Vice President and Corporate Secretary
973 660 6073 tel
973 660 7538 fax
lache@wyeth.com

Wyeth

November 19, 2008

VIA FEDEX AND FACSIMILE (513-639-2700)

Mr. Michael D. Connelly
President & CEO
Catholic Healthcare Partners
615 Elsinore Place
Cincinnati, OH 45202

Dear Mr. Connelly:

On November 13, 2008, Wyeth (the "Company") received a stockholder proposal from Catholic Healthcare Partners, as co-sponsor, (the "Proponent") entitled "Health Care Reform Principles" for consideration at the Company's 2009 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. Although we have tried to verify that the Proponent is a registered stockholder of the Company, we have been unable to confirm the Proponent's stock ownership through the Company's transfer agent. In addition, to date, we have not received proof that the Proponent has satisfied Rule 14a-8(b)'s ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must provide sufficient proof of the Proponent's ownership of the requisite number of Company shares as of the date the Proponent submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or
- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on



which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level.

The SEC's rules require that the Proponent's response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Wyeth, Five Giralda Farms, Madison, NJ 07940. Alternatively, you may send your response to me via facsimile at (973) 660-7538 or via e-mail at lache@wyeth.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (973) 660-6073. For your reference, I enclose a copy of Rule 14a-8.

Very truly yours,



Eileen M. Lach

EML/jmh
Enclosure

cc: Sister Barbara Aires, SC (The Sisters of Charity of Saint Elizabeth)

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 – Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.



STATE STREET.

Nonprofit Services
Institutional Investor Services
Lafayette Corporate Center
2 Avenue de Lafayette, 6th Floor
Boston, MA 02111-2900

RECEIVED
NOV 26 2008
11:10 AM
BERNARD POUSSOT

RECEIVED
NOV 26 2008
11:15 am
EILEEN M. LACH

November 25, 2008

Robert Essner CEO
Wyeth
Five Giralda Farms
Madison, NJ 07940

Dear Mr. White:

We, State Street Bank, hereby verify that our client, Catholic Healthcare Partners (CHP), held an aggregate of 3,000 (Shares") of Wyeth, Common Stock Cusip 983024100 as of November 14, 2008. These shares were held in the name of Cede & Co., the nominee of The Depository Trust Company ("DTC"). The Shares were held in the DTC Participant Account of State Street Bank and Trust Company Memor[illegible] for the benefit of Catholic Healthcare Partners. The Shares held for the benefit of Catholic Healthcare Partners were held as follows:

1,300 shares Investment Management Program
1,400 shares Catholic Healthcare Partners Retirement Trust
300 shares CHP Liability Self-Insurance Trust

The total value of CHP's of Wyeth positions was $ 102,420 ($34.14 per share) as of November 14, 2008.

Additionally, CHP has held at least $2,000 value of Wyeth common stock for at least one year.

Thank you.

Sincerely,

SMcCusker

Susan McCusker
Assistant Vice President

Five Giralda Farms
Madison, NJ 07940

Eileen M. Lach
Vice President and Corporate Secretary
973 660 6073 tel
973 660 7638 fax
lache@wyeth.com

Wyeth

Via FedEx

December 4, 2008

Sister Barbara Aires, SC
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
2 Convent Road
Morristown, NJ 07961-0476

Dear Sister Barbara:

I am writing to request the withdrawal of the stockholder proposal captioned "Health Care Reform Principles" which you forwarded under cover of a letter dated November 9, 2008 to Robert Essner, who is the former Chief Executive Officer of Wyeth. I am also requesting, by copy of this letter, that Catholic Healthcare West, Trinity Health, Catholic Health Initiatives, and Catholic Healthcare Partners, each of which, as co-filers of the stockholder proposal, have designated the Sisters of Charity of Saint Elizabeth as their primary representative, withdraw the stockholder proposal as well.

As you will no doubt recall, Wyeth received the identical stockholder proposal from the Sisters of Charity of Saint Elizabeth and Catholic Healthcare Partners, Trinity Health and Catholic Health Initiatives for the 2008 proxy season. On February 25, 2008 the Securities and Exchange Commission granted Wyeth's "no action" request with respect to the stockholder proposal and, consequently, the proposal did not appear in the Wyeth 2008 Proxy Statement.

Despite the fact that during the 2008 proxy season the forum of an annual meeting was not deemed to be an appropriate venue for the expression of your shareholder concerns, Wyeth did respond to the request contained within the 2008 stockholder proposal, as well as your current stockholder proposal, through the website publication of its policy statement entitled "Uninsured and Universal Access to Health Insurance" which can be found on the Company's website under the "About Wyeth" tab. If you will recall, I had indicated to you when we met in New York on June 6, 2008 at the Roundtable on Increasing Access to Medicines, that such publication would be posted on the Company's website shortly and invited you to review the statement on its publication and to call me if you had any questions. The disclosure was, in fact, posted on August 11, 2008. Enclosed, for your convenience, is a printed copy of the Wyeth website disclosure on this subject.

I look forward to the receipt of a written withdrawal of the 2009 stockholder proposal entitled "Health Care Reform Principles".

Very truly yours,



Eileen M. Lach

EML/fg
Enclosure

cc: M. D. Connelly, Catholic Healthcare Partners (w/encl.)
K.B. Lofton, Catholic Health Initiatives (w/encl.)
Sister S. Vickers, RSM, Catholic Healthcare West (w/encl.)
Catherine Rowan, Corporate Responsibility Consultants on behalf of Trinity Health (w/encl.)

bcc: Jean Huguenel
Bryan Supran
Tara Gabbai
Sean Kelley



Return to normal view

Uninsured and Universal Access to Health Insurance

Wyeth supports universal access to affordable health insurance, including meaningful coverage for prescription medicines with affordable out-of-pocket costs. To solve the problem of the uninsured, we believe that expanding and enhancing market-based health insurance, including coverage for medicines, is the best way to improve affordability and achieve the goal of universal access to health insurance and care. Health care reforms that only address drug costs or prices will not improve access to care or affect the underlying reasons for lack of insurance. Wyeth believes it is critical to develop partnerships and consensus around the key issues and challenges in order to find workable policy solutions to the problem of the uninsured that will both benefit patients and be supported by others in the health care system. Wyeth is committed to supporting patients who have difficulty affording their medications and has a long history of helping uninsured patients in need receive our medications at no cost through the Wyeth Pharmaceutical Assistance Foundation and other programs.

To download the complete policy position document, click here.

235307-01

Wyeth

The Uninsured and Universal Access to Health Insurance

Wyeth supports universal access to affordable health insurance, including meaningful coverage for prescription medicines with affordable out-of-pocket costs. To solve the problem of the uninsured, we believe that expanding and enhancing market-based health insurance, including coverage for medicines, is the best way to improve affordability and achieve the goal of universal access to health insurance and care. Healthcare reforms that only address drug costs or prices will not improve access to care or the underlying reasons for lack of insurance. Wyeth believes it is critical to develop partnerships and consensus around the key issues and challenges to find workable policy solutions to the uninsured that will both benefit patients and be supported by others in the healthcare system. Wyeth is committed to supporting patients that have difficulty affording their medications and has a long history of helping uninsured patients in need receive our medications at no cost through the Wyeth Pharmaceutical Assistance Foundation and other programs..

Issue

In the United States in 2006, an estimated 47 million people lacked health insurance at some point during the year, or about 16% of Americans. Because lack of insurance has a significant impact on the health of individual patients and public health by reducing timely access to high-quality care, policymakers and other healthcare stakeholders are actively developing different policy proposals to solve the problem of the uninsured.

Background

Evolution of the U.S. Healthcare System and the Uninsured

A large uninsured population distinguishes the U.S. from other major industrialized countries where health insurance is universally accessible or provided by the government. In the U.S., health insurance is available through a unique mix of private sponsors (e.g., employers) and public programs, such as Medicare and Medicaid. In addition, there is a smaller market for individually-purchased and other non-group health insurance.

This distinct U.S. system of health coverage evolved out of World War II when government wage controls led employers to offer additional workplace benefits, such as health insurance, to attract and retain employees. Moreover, in the second half of the 20th century, medical advances, including significant increases in the availability of modern pharmaceuticals, along with rising costs led to greater demand by consumers for insurance to help pay for healthcare.

Apart from modest declines in 1999 and 2000, the uninsured have risen over the last decade. While Medicare covers nearly all persons aged 65 and over, 47 million non-elderly individuals were uninsured in 2006. Some reasons cited for the rise in the uninsured include declining employer-sponsored coverage, increasing self-employment and jobs in small firms where health benefits are less common, and a growing non-elderly population in poor or near-poor families who do not qualify for Medicaid.

Consequences of Uninsurance and Approaches to Reform

A well-documented consequence for individuals who lack coverage is a major increase in the chances that needed healthcare will be foregone. Uninsured persons receive less preventive and other primary care. Over time, this may lead to more complex and high cost medical conditions that require more intensive, expensive treatment. In addition, the uninsured more frequently access medical care in hospital emergency departments, which are the highest cost and most unaffordable setting for uninsured patients.

Opinion polls suggest that growing public concern about the continued rise in the uninsured and unease about the stability of the current system of health insurance have made healthcare a top election issue. As a result, state and federal policymakers and other healthcare stakeholders have developed and are advocating for a variety of policy approaches to address the problem ranging from greater to less government involvement.

Some approaches include creating a single payer system run by the government, increasing enrollment in Medicaid and the State Children's Health Insurance Program, expanding coverage through state initiatives (e.g., Massachusetts), building upon the existing employer-based system and improving the individual market, reforming the tax treatment of healthcare premiums, or providing tax credits to purchase health insurance.

Market-Based Policies and Interim Solutions

Both economic policy studies and real world experience demonstrate that market-based policy approaches to expanding access to health insurance and coverage, including prescription drug coverage, hold the best promise for reducing the uninsured while improving affordability, access, and quality. The new Medicare Prescription Drug Coverage is a recent example of how market-based policies provide universal access to affordable coverage with greater choices at lower costs. Compared to original projections by the Congressional Budget Office (CBO), the net cost of the new Medicare drug benefit over 10 years (2004-2013) is $243.7 billion less than in the original estimate.

Recognizing the long-term challenges of the uninsured and difficulties affording needed care and medicines, pharmaceutical organizations created the Partnership for Prescription Assistance (PPA) in 2005. This program brings together pharmaceutical companies, doctors, other providers, patient advocacy organizations and community groups to help qualifying patients who lack coverage get medicines and information about potential eligibility for public or private health programs. Since its creation, the PPA has helped over 4 million patients find programs that provide free or nearly free medications.

Key Facts and Figures

- U.S. healthcare expenditures in 2006 were $2.1 trillion dollars, or $7,026 per person.
- Prescription drugs comprised just over 10 cents (10.3%) of the 2006 U.S. healthcare dollar. Hospitals and physician/clinical services were 30.8% and 21.3%, respectively.
- In 2006, the number of non-elderly, uninsured Americans was 47 million, up 2.2 million from 2005. This total includes approximately 8.7 million children.
- Most uninsured adults (75%) have been without coverage for more than 1 year.
- According to the U.S. Census Bureau, the percentage of people covered through employers declined from 64.2% in 2000 to 59.7% in 2006.
- Over 25% of uninsured adults reported postponing or foregoing needed care due to cost versus only about 5% of adults with private insurance.
- The Centers for Medicare & Medicaid Services reports that the cost of Medicare prescription drug coverage, an example of a market-based health insurance program, is nearly 40% below original CBO estimates.
- In 2005, about 6 million patients received 35 million prescriptions valued at $5.1 billion through PhRMA member companies' patient assistance programs.

Wyeth Position

- Wyeth supports universal access to affordable health insurance, including meaningful coverage for prescription medicines with affordable out-of-pocket costs.
- To solve the problem of the uninsured, we believe that expanding and enhancing market-based health insurance, including coverage for medicines, is the best way to improve affordability and make progress toward the goal of universal access to health insurance and care.
- Healthcare reforms that only address drug costs or prices will not improve access to care or the underlying problems of or reasons for lack of insurance.
- Wyeth believes it is critical to develop partnerships and consensus around the key issues and challenges to find workable policy solutions to the uninsured that will both benefit patients and be supported by others in the healthcare system.
- Wyeth is committed to supporting patients that have difficulty affording their medications. We have a long history of dedication to helping uninsured patients in need receive our medications at no cost through the Wyeth Pharmaceutical Assistance Foundation and other programs.

References

Centers for Medicare & Medicaid Services, *National Health Expenditure Accounts, 2006 Highlights*
Congressional Research Service, *Health Insurance: A Primer*, Updated February 3, 2005
Institute of Medicine, Committee on Consequences of Uninsurance, *Coverage Matters: Insurance and Health Care*, 2001.
Kaiser Family Foundation, *The Uninsured: A Primer, Key Facts About Americans without Health Insurance*, October 2007.
U.S. Census Bureau, Income, Poverty, and Health Insurance Coverage in the United States: 2006 (August 2007)

Eileen Lach - Re: Shareholder proposal

From: Eileen Lach
To: Aires, B
Date: 12/5/2008 3:09 PM
Subject: Re: Shareholder proposal
CC: Colleen, Scanlon; Makos, Susan Smith; Rowan, Catherine; Vickers, Susan - SF; Weber, Margaret

Dear Sister Barbara:

As I indicated in my letter of yesterday, my understanding was that you would call after you reviewed the Wyeth position paper on universal healthcare published last summer. Our records indicate that the first call following the publication of the Wyeth position paper came in to the Wyeth Office of the Corporate Secretary only after the filing of your stockholder proposal. If you would like to discuss the issue at this time, please provide us with a list of your available dates, the names of other attendees, and a specific agenda for the discussion.

We remain hopeful that Wyeth's position paper, a copy of which you received today, provides a basis upon which the stockholder proposal entitled "Health Care Reform Principles", filed by the Sisters of Charity of St. Elizabeth and the other proponents copied on your e-mail, will be withdrawn by all parties.

Very truly yours,
Eileen M. Lach

Eileen M. Lach
Vice President, Corporate Secretary and Associate General Counsel
Wyeth
Telephone: 973-660-6073/6112
Facsimile: 973-660-7538/5271
Email: LACHE@wyeth.com

>>> "B Aires" <baires@scnj.org> 12/5/2008 10:43 AM >>>
Dear Eileen,

I am in receipt of your letter asking filers to
withdraw a shareholder proposal seeking
Wyeth's endorsement of Principles for Healthcare
Reform. As you know, we **did not challenge** your
action with the SEC. Susbsequently, other ICCR
colleagues **did challenge** another company's SEC
challenge on the same resolution and the SEC ruled in favor of the proponents.
With healthcare reform a major agenda item for the
new administration, we will no doubt challenge Wyeth's
action this time. We would prefer not to have to do this but will if necessary.

I might add, you promised me several times that a dialogue
would be set pursuant to Wyeth officials determining your
own position. You never got back to me. We are still open to

dialogue with you.

Take care.

Barbara Aires
Sisters of Charity of Saint Elizabeth
PO Box 476
Convent Station, NJ 07961-0476
Tel: 973-290-5402
Fax:973-290-5441
e-mail:baires@scnj.org

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT B



Uninsured and Universal Access to Health Insurance

Wyeth supports universal access to affordable health insurance, including meaningful coverage for prescription medicines with affordable out-of-pocket costs. To solve the problem of the uninsured, we believe that expanding and enhancing market-based health insurance, including coverage for medicines, is the best way to improve affordability and achieve the goal of universal access to health insurance and care. Health care reforms that only address drug costs or prices will not improve access to care or affect the underlying reasons for lack of insurance. Wyeth believes it is critical to develop partnerships and consensus around the key issues and challenges in order to find workable policy solutions to the problem of the uninsured that will both benefit patients and be supported by others in the health care system. Wyeth is committed to supporting patients who have difficulty affording their medications and has a long history of helping uninsured patients in need receive our medications at no cost through the Wyeth Pharmaceutical Assistance Foundation and other programs.

To download the complete policy position document, click here.

235332-01

EXHIBIT C

Wyeth

The Uninsured and Universal Access to Health Insurance



Issue

In the United States in 2006, an estimated 47 million people lacked health insurance at some point during the year, or about 16% of Americans. Because lack of insurance has a significant impact on the health of individual patients and public health by reducing timely access to high-quality care, policymakers and other healthcare stakeholders are actively developing different policy proposals to solve the problem of the uninsured.

Background

Evolution of the U.S. Healthcare System and the Uninsured

A large uninsured population distinguishes the U.S. from other major industrialized countries where health insurance is universally accessible or provided by the government. In the U.S., health insurance is available through a unique mix of private sponsors (e.g., employers) and public programs, such as Medicare and Medicaid. In addition, there is a smaller market for individually-purchased and other non-group health insurance.

This distinct U.S. system of health coverage evolved out of World War II when government wage controls led employers to offer additional workplace benefits, such as health insurance, to attract and retain employees. Moreover, in the second half of the 20th century, medical advances, including significant increases in the availability of modern pharmaceuticals, along with rising costs led to greater demand by consumers for insurance to help pay for healthcare.

Apart from modest declines in 1999 and 2000, the uninsured have risen over the last decade. While Medicare covers nearly all persons aged 65 and over, 47 million non-elderly individuals were uninsured in 2006. Some reasons cited for the rise in the uninsured include declining employer-sponsored coverage, increasing self-employment and jobs in small firms where health benefits are less common, and a growing non-elderly population in poor or near-poor families who do not qualify for Medicaid.

Consequences of Uninsurance and Approaches to Reform
A well-documented consequence for individuals who lack coverage is a major increase in the chances that needed healthcare will be foregone. Uninsured persons receive less preventive and other primary care. Over time, this may lead to more complex and high cost medical conditions that require more intensive, expensive treatment. In addition, the uninsured more frequently access medical care in hospital emergency departments, which are the highest cost and most unaffordable setting for uninsured patients.

Opinion polls suggest that growing public concern about the continued rise in the uninsured and unease about the stability of the current system of health insurance have made healthcare a top election issue. As a result, state and federal policymakers and other healthcare stakeholders have developed and are advocating for a variety of policy approaches to address the problem ranging from greater to less government involvement.

Some approaches include creating a single payer system run by the government, increasing enrollment in Medicaid and the State Children's Health Insurance Program, expanding coverage through state initiatives (e.g., Massachusetts), building upon the existing employer-based system and improving the individual market, reforming the tax treatment of healthcare premiums, or providing tax credits to purchase health insurance.

Market-Based Policies and Interim Solutions
Both economic policy studies and real world experience demonstrate that market-based policy approaches to expanding access to health insurance and coverage, including prescription drug coverage, hold the best promise for reducing the uninsured while improving affordability, access, and quality. The new Medicare Prescription Drug Coverage is a recent example of how market-based policies provide universal access to affordable coverage with greater choices at lower costs. Compared to original projections by the Congressional Budget Office (CBO), the net cost of the new Medicare drug benefit over 10 years (2004-2013) is $243.7 billion less than in the original estimate.

Recognizing the long-term challenges of the uninsured and difficulties affording needed care and medicines, pharmaceutical organizations created the Partnership for Prescription Assistance (PPA) in 2005. This program brings together pharmaceutical companies, doctors, other providers, patient advocacy organizations and community groups to help qualifying patients who lack coverage get medicines and information about potential eligibility for public or private health programs. Since its creation, the PPA has helped over 4 million patients find programs that provide free or nearly free medications.

Key Facts and Figures

- U.S. healthcare expenditures in 2006 were $2.1 trillion dollars, or $7,026 per person.
- Prescription drugs comprised just over 10 cents (10.3%) of the 2006 U.S. healthcare dollar. Hospitals and physician/clinical services were 30.8% and 21.3%, respectively.
- In 2006, the number of non-elderly, uninsured Americans was 47 million, up 2.2 million from 2005. This total includes approximately 8.7 million children.
- Most uninsured adults (75%) have been without coverage for more than 1 year.
- According to the U.S. Census Bureau, the percentage of people covered through employers declined from 64.2% in 2000 to 59.7% in 2006.
- Over 25% of uninsured adults reported postponing or foregoing needed care due to cost versus only about 5% of adults with private insurance.
- The Centers for Medicare & Medicaid Services reports that the cost of Medicare prescription drug coverage, an example of a market-based health insurance program, is nearly 40% below original CBO estimates.
- In 2005, about 6 million patients received 35 million prescriptions valued at $5.1 billion through PhRMA member companies' patient assistance programs.

Wyeth Position

- Wyeth supports universal access to affordable health insurance, including meaningful coverage for prescription medicines with affordable out-of-pocket costs.
- To solve the problem of the uninsured, we believe that expanding and enhancing market-based health insurance, including coverage for medicines, is the best way to improve affordability and make progress toward the goal of universal access to health insurance and care.
- Healthcare reforms that only address drug costs or prices will not improve access to care or the underlying problems of or reasons for lack of insurance.
- Wyeth believes it is critical to develop partnerships and consensus around the key issues and challenges to find workable policy solutions to the uninsured that will both benefit patients and be supported by others in the healthcare system.
- Wyeth is committed to supporting patients that have difficulty affording their medications. We have a long history of dedication to helping uninsured patients in need receive our medications at no cost through the Wyeth Pharmaceutical Assistance Foundation and other programs.

References

Centers for Medicare & Medicaid Services, *National Health Expenditure Accounts, 2006 Highlights*
Congressional Research Service, *Health Insurance: A Primer*, Updated February 3, 2005
Institute of Medicine, Committee on Consequences of Uninsurance, *Coverage Matters: Insurance and Health Care*, 2001.
Kaiser Family Foundation, *The Uninsured: A Primer, Key Facts About Americans without Health Insurance*, October 2007.
U.S. Census Bureau, Income, Poverty, and Health Insurance Coverage in the United States: 2006 (August 2007)

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